UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

AFFINITY GAMING

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

 (CUSIP Number)

Frederick H. Fogel

Silver Point Capital, L.P.

2 Greenwich Plaza, First Floor

Greenwich, CT 06830
203-542-4200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2013

 (Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. Not Applicable

1.	NAMES OF REPORTING PERSONS SPH Manager, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWERA* 5,047,636
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER* 5,047,636
	10.	SHARED DISPOSITIVE POWER* -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON * 5,047,636
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 24.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA, PN

*See Item 5.

1

The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 20,276,602 outstanding shares of common stock as of August 14, 2013, as reported on the Issuer’s Form 10-Q filed on August 14, 2013.

SCHEDULE 13D

CUSIP No. Not Applicable

1.	NAMES OF REPORTING PERSONS Edward A. Mulé
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 5,047,636
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 5,047,636

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON * 5,047,636
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 24.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

*See Item 5.

SCHEDULE 13D

CUSIP No. Not Applicable

1.	NAMES OF REPORTING PERSONS Robert J. O’Shea
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 5,047,636
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 5,047,636

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON * 5,047,636
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 24.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

*See Item 5.

    This Amendment No. 11 (“Amendment No. 11”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on May 7, 2012, as amended by Amendment No. 1 filed by the Reporting Persons on October 31, 2012, Amendment No. 2 filed by the Reporting Persons on November 5, 2012, Amendment No. 3 filed by the Reporting Persons on December 14, 2012, Amendment No. 4 filed by the Reporting Persons on February 19, 2013, Amendment No. 5 filed by the Reporting Persons on March 11, 2013, Amendment No. 6 filed by the Reporting Persons on March 12, 2013, Amendment No. 7 filed by the Reporting Persons on March 18, 2013, Amendment No. 8 filed by the Reporting Persons on April 4, 2013, Amendment No. 9 filed by the Reporting Persons on May 15, 2013 and Amendment No. 10 filed by the Reporting Persons on May 30, 2013 (as amended as of the date hereof, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 10 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On October 11, 2013, SPH Manager, on behalf of the Reporting Persons, and the Other Holders entered into an amendment to the Agreement to extend the term thereof to May 29, 2014, unless earlier terminated pursuant to the terms of the Agreement. All other terms and conditions of the Agreement as disclosed on this Schedule 13D on May 30, 2013 remain in full force and effect without amendment.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

As described in Item 4 above, SPH Manager and the Other Holders have extended the term of the Agreement to May 29, 2014, unless earlier terminated. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships with the Issuer, any shareholder of the Issuer or any other person with respect to the securities of the Issuer.

Item 7.  Material to be filed as Exhibits

   Exhibit 99.08: Joint Filing Agreement, dated October 15, 2013.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   October 15, 2013

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A. MULÉ /s/ Edward A. Mulé
ROBERT J. O’SHEA /s/ Robert J. O’Shea